SECURITIES AND EXCHANGE COMMISSION
                                              WASHINGTON, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended           December 31, 2000

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to  ______________________

                         Commission File Number 01-29040

    A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

     Savings Plan for Employees of Fidelity Federal Savings Bank of Florida

  B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                            Fidelity Bankshares, Inc.
                                218 Datura Street
                         West Palm Beach, Florida 33401

                         SAVINGS TRUST FOR EMPLOYEES OF
                          FIDELITY FEDERAL BANK & TRUST


           Financial Statements for the Years Ended December 31, 2000
              and 1999 and Supplemental Schedule for the Year Ended
               December 31, 2000 and Independent Auditors' Report

SAVINGS TRUST FOR EMPLOYEES OF
FIDELITY FEDERAL BANK & TRUST

TABLE OF CONTENTS
--------------------------------------------------------------------------------
                                                                          Page



INDEPENDENT AUDITORS' REPORT                                               1

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2000 AND 1999
 AND FOR THE YEARS THEN ENDED:

   Statements of Net Assets Available for Benefits                         2

   Statements of Changes in Net Assets Available                           3
     for Benefits

   Notes to Financial Statements                                           4

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2000 AND FOR THE YEAR THEN ENDED:

   Schedule H, Part IV, Line 4i -
   Supplemental Schedule of Assets Held for Investment Purposes            8



Schedules not filed herewith are omitted because of the absence of conditions under which they are required.

INDEPENDENT AUDITORS' REPORT


     To the Trustees and Participants of the Savings Trust for Employees of Fidelity Federal Bank & Trust:

     We have audited the accompanying statements of net assets available for benefits of the Savings Trust for Employees of Fidelity Federal Bank and Trust (the "Plan") as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principals generally accepted in the United States of America.

     Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2000 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
-------------------------
DELOITTE & TOUCHE LLP
Certified Public Accountants

Fort Lauderdale, Florida
June 18, 2001

SAVINGS TRUST FOR EMPLOYEES OF
FIDELITY FEDERAL BANK & TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------

                                                                                 2000                1999
                                                                                ------              ------
ASSETS:
  Cash                                                                        $ 69,275               $ 358
  Investments at fair value:
    Fidelity Bankshares, Inc. common stock
      (cost - $4,278,367 in 2000 and $3,806,560 in 1999)                     5,334,095           3,505,783
    Mutual funds (cost - $4,525,458 in 2000
      and $3,172,681 in 1999)                                                4,288,287           3,681,940
    Charles Schwab Money Funds
      (at cost which approximates fair value)                                  177,436             193,572
    Participants' Notes Receivable                                             431,956             370,877
  Accrued income receivable                                                     67,950              62,049

      Total assets                                                          10,368,999           7,814,579

LIABILITIES:
  Miscellaneous Liabilities                                                      5,418

      Total liabilities                                                          5,418

NET ASSETS AVAILABLE FOR BENEFITS                                        $  10,363,581         $ 7,814,579

See notes to financial statements.

SAVINGS TRUST FOR EMPLOYEES OF
FIDELITY FEDERAL BANK & TRUST

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------

                                                                                    2000                1999
                                                                                   ------              ------
ADDITIONS:
  Investment income (loss):
    Dividends and interest                                                        $ 663,982          $  469,043
    Net appreciation (depreciation) in fair value of investments                    702,847          (1,562,260)

           Total investment income (loss)                                         1,366,829          (1,093,217)

  Contributions:
    Participants                                                                  1,241,721             939,700
    Matching from employer                                                          393,155             297,699
           Total contributions                                                    1,634,876           1,237,399

           Total                                                                  3,001,705             144,182

DEDUCTIONS:
  Benefit payments                                                                  452,703             662,511

INCREASE (DECREASE) IN NET ASSETS                                                 2,549,002            (518,329)

NET ASSETS AVAILABLE FOR BENEFITS,
  BEGINNING OF YEAR                                                               7,814,579           8,332,908

NET ASSETS AVAILABLE FOR BENEFITS,
  END OF YEAR                                                                 $ 10,363,581          $ 7,814,579


See notes to financial statements.


SAVINGS TRUST FOR EMPLOYEES OF
FIDELITY FEDERAL SAVINGS BANK OF FLORIDA

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------


1.    DESCRIPTION OF THE PLAN

      The following description of the Savings Trust for Employees of Fidelity Federal Bank & Trust (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the provisions.

      General - The Plan was established, effective January 1, 1988, by the Board of Directors of Fidelity Federal Bank & Trust. The purpose of the Plan is to receive, hold and administer all monies and properties and to implement the provisions relating to the Plan.

      The Plan was formed for substantially all employees ("Participants") of Fidelity Federal Bank & Trust and subsidiaries (the "Employer"). The Plan was established as a defined contribution plan exempt from income taxes under Section 401(k) of the Internal Revenue Code and has received a favorable determination of exempt status from the U.S. Treasury Department. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Membership in the Plan is voluntary for employees who have attained age 21 and have earned one year of vesting service.

      Contributions - Employees may contribute between 1% and 15% of their base compensation to the Plan ("Participants' Contributions") during the year, subject to certain limitations. The Participants' Contributions are not subject to state or federal income taxes until withdrawn in the future. For all Participants actively employed at the end of each calendar quarter during the year, the Employer provides a matching contribution equal to 50% of the Participant's contribution for that year, up to the lesser of the Participant's contribution, 6% of base salary, or $10,500. Contributions in excess of six percent of the Participant's annual compensation are not eligible for Employer matching contributions.

      Participant Accounts - The Plan provides for Participant directed accounts into an employer stock fund and several mutual funds and Charles Schwab Money Funds. Each Participant's account is credited with the Participant's contribution and an allocation of (a) the Company's contribution, (b) Plan earnings, and (c) forfeitures of terminated Participants' non-vested accounts. Allocations are based on Participant earnings and account balances, as defined. The benefit to which a Participant is entitled is the benefit that can be provided from the Participant's vested account.

      Investments - Participants may elect that their contributions be invested in increments of one percent of the total in one of twelve funds, including Fidelity Bankshares, Inc. common stock, Oakmark Fund, Heartland Value Fund, Janus Worldwide Fund, Janus Flexible Income Fund, Janus Twenty Fund, Kaufmann Fund, Safeco Equity Fund, Schwab Value Advantage Money Fund, Schwab U.S. Treasury Money Fund, Vanguard Wellington Fund and Vanguard Index Trust 500 Portfolio. The Schwab U.S. Treasury Money Fund is the temporary holding account for monies received by the Plan awaiting distribution to the other funds.

      Participants' Notes Receivable - Participants may borrow from their accounts a minimum of $1,000 and a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participants' note fund. Loan terms range from one to five years, unless for the purchase of a primary residence, in which case the term may extend to 15 years. The loans are secured by the balance in the Participant's account and bear interest at prime rate plus one-half percent at the beginning of the quarter the loan is made. Principal and interest are paid ratably through payroll deductions. At December 31, 2000, 73 participants had outstanding loans classified as notes receivable totaling $431,956 at interest rates ranging from 8.25% - 10.00%. At December 31, 1999, 57 participants had outstanding loans classified as notes receivable totaling $370,877 at interest rates ranging from 8.25% - 9.50%.

      Administration - The Administrative Committee, as appointed by the Board of Directors of the Employer, is the Plan's governing body and is responsible for administration of the Plan and all questions concerning the interpretation and application of the Plan. The Employer pays the costs of operating the Plan.

      Distributions - Distributions of Participant account balances are made upon attainment of normal or early retirement age, termination of employment, total and permanent disability, or death. Terminated Participants with less than sixty months of service receive the value of their contributions and their vested percentage of employer matching contributions; the balance of the account is forfeited and applied to the Employer's matching contribution for all other Plan Participants in that year.

      Vesting - Participants' own contributions to the Plan and their related investment earnings are fully vested at all times. Participants become vested in Employer matching contributions and their related investment earnings according to the following schedule:



                                                     Vested
Years of Service                                     Percent

Less than 1 year                                       0%
1 year                                                20%
2 years                                               40%
3 years                                               60%
4 years                                               80%
5 years or more                                      100%


      Years of service for vesting are calendar years in which Participants are credited with at least 1,000 hours of service, counted from date of employment. Employer matching contributions automatically become fully vested upon retirement at age 65, or death or disability prior to age 65.

      Plan Termination - The Plan may be amended or terminated at any time. In the event of termination, all account balances become fully vested.

      Reclassifications - For comparative purposes, certain amounts in the 1999 financial statements have been reclassified to conform to the presentation for 2000.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      The following is a summary of significant accounting policies:

      Basis of Presentation - The accompanying financial statements are presented on the accrual basis of accounting.

      Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

      Investments - Investments are carried at fair value. Gains or losses on sales of investments are determined by the specific identification method and are recognized as of the trade date. The cost of the temporary investment accounts - Schwab Value Advantage Money Fund approximates fair value due to their liquid nature. The fair values of the mutual funds and common stock were determined using closing market quotations at year end. Participant loans are recorded at the loan balance, which approximates fair value.

      Gain or loss on sales of investments is based on specific identification and is included in the net appreciation (depreciation) of investments. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned on an accrual basis. Benefits are recorded when paid.

      Income Taxes - The Internal Revenue Service has determined and informed the Employer by a letter dated August 27, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter; however, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

      Benefits Payable - As of December 31, 2000 and 1999, benefits of $448,815 and $79,323, respectively, were due to Participants who have withdrawn from participation in the Plan.

      Forfeitures - During the years ended December 31, 2000 and 1999, participants who were not fully vested and incurred a break in service forfeited non-vested benefits. Forfeited amounts totaled $4,719 and $4,997 for the years ended December 31, 2000 and 1999, respectively. These forfeitures were used to reduce employer contributions.

3.    INVESTMENTS

      Investments in excess of five percent of net assets available for benefits at December 31, 2000 and 1999, valued at fair value, are as follows:

Description                                        2000                 1999

Fidelity Bankshares, Inc. common stock          $ 5,334,095         $ 3,505,783
Janus Worldwide fund                                901,136             902,737
Vanguard Index Trust 500 Portfolio                  965,201             859,218
Vanguard Wellington Fund                            748,689             576,897


      During 2000 and 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $702,847 in 2000, and depreciated in value by $1,562,260 in 1999, as follows:

                                                      2000                1999

Fidelity Bankshares, Inc. common stock          $ 1,416,692       $ (2,037,620)
Mutual funds                                       (713,845)           475,360
                                                  $ 702,847       $ (1,562,260)


   4.  RELATED PARTY TRANSACTIONS

      At December 31, 2000, the Plan owned 271,801 shares of common stock of Fidelity Bankshares, Inc. which had a cost and fair value of $4,278,367 and $5,334,095, respectively. During the years ended December 31, 2000 and 1999, dividend income of $267,047 and $241,222, respectively, was earned on these investments.

   5.  FUND INFORMATION

      In September 1999, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 99-3("SOP 99-3"), Accounting for and Reporting of Certain Defined Contribution Benefit Plan Investments and Other Disclosure Matters, which, upon adoption, eliminates the requirement to disclose information about significant components of the changes in net assets for each participant-directed investment fund option. The Plan retroactively adopted SOP 99-3 on January 1, 1999.


SAVINGS TRUST FOR EMPLOYEES OF
FIDELITY FEDERAL BANK & TRUST

     SCHEDULE H, PART IV, LINE 4i - SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES DECEMBER 31, 2000
--------------------------------------------------------------------------------



                                                                                    Shares                          Current
                 Identity of Issuer                      Description                 Held           Cost             Value


  *     Fidelity Bankshares, Inc.                        Common stock                  271,801      $4,278,367       $ 5,334,095


        Heartland Value Fund                             Mutual fund                     6,050         207,909           199,536
        Janus Flexible Income Fund                       Mutual fund                    12,191         116,393           111,424
        Janus Twenty Fund                                Mutual fund                     7,010         526,393           384,155
        Janus Worldwide Fund                             Mutual fund                    15,848         873,967           901,136
        Kaufmann Fund                                    Mutual fund                    91,077         502,549           403,470
        Oakmark Fund                                     Mutual fund                     7,976         277,192           239,199
        Safeco Equity Fund                               Mutual fund                    16,246         356,893           335,477
        Vanguard Index Trust 500 Portfolio               Mutual fund                     7,921         883,545           965,201
        Vanguard Wellington Fund                         Mutual fund                    26,540         780,617           748,689
                                                                                                     ---------         ---------

                 Total mutual funds                                                                  4,525,458         4,288,287
                                                                                                     ---------         ---------



      Schwab Value Advantage Money Fund                  Money funds                   177,436         177,436           177,436
                                                                                                     ---------          --------

                 Total money funds                                                                    177,436           177,436
                                                                                                     ---------          --------

        Loan Fund                               Participants' Notes Receivable                        431,956           431,956
                                                                                                     ---------          --------

                 Total investments                                                                 $9,413,217       $ 10,231,774
                                                                                                   -----------      ------------


                                  SIGNATURES


         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                       SAVINGS PLAN FOR EMPLOYEES OF
                                       FIDELITY FEDERAL SAVINGS BANK OF FLORIDA

                                       FIDELITY FEDERAL BANK & TRUST PLAN
                                       ADMINISTRATOR


Date:   June 18, 2001                  By:/s/ Robert Fugate
                                          --------------------------------------
                                            Name:  Robert Fugate
                                            Title: Executive Vice President